Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement (No. 333-178833) on Form N-1A of Taylor Xplor Managed Futures Strategy Fund, a series of Northern Lights Fund Trust III, of our report dated August 29, 2014, relating to our audit of the consolidated financial statements and financial highlights, which appear in the Annual Report on Form N-CSR of Taylor Xplor Managed Futures Strategy Fund, a series of the Northern Lights Fund Trust III, for the year ended June 30, 2014.

We also consent to the references to our Firm under the captions "Independent Registered Public Accounting Firm" and “Policies and Procedures for Disclosure of Portfolio Holdings” appearing in the Statement of Additional Information and “Consolidated Financial Highlights” appearing in the Prospectus, which is part of this Registration Statement.

/s/ McGladrey LLP

Denver, Colorado

September 26, 2014